SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016
________________

ELBIT VISION SYSTEMS LTD.
 (Translation of Registrant's name into English)
________________

7 Bareket Street, Industrial Park Caesarea, Post Office Box 3047,
Caesarea, Israel
(Address of principal executive offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Elbit Vision Systems Ltd. (the “Registrant”) held an Extraordinary General Meeting of Shareholders on October 5, 2016 at 14:00 (Israel time) at the Registrant’s offices at 7 Bareket St, Industrial Park Caesarea, Israel (the “Meeting”). Copies of the Notice of Extraordinary General Meeting, Proxy Statement and Proxy Card relating to the Meeting were filed on Form 6-K by the Registrant on August 31, 2016. The Registrant is announcing that the resolutions relating to the: (i) re-election of Ms. Orit Stav as one of the External Directors of the Company for an additional three year term, commencing on October 5, 2016 and approval of her remuneration as External Director; (ii) election of Mr. Ervin Leibovici as one of the External Directors of the Company for an initial three year term, commencing on December 11, 2016 and approval of his remuneration as External Director; (iii) re-approval of the Company's Compensation Policy; and (iv) approval of the amended form of indemnification agreement letters between the Company and its current and future officers and directors, were all duly approved by the shareholders of the Registrant at the Meeting.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. (Registrant)

By:	/s/ Yaron Menashe
Yaron Menashe
Chief Financial Officer

Date:  October 6, 2016